SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                           SCHEDULE 13D
                       (Amendment No. 2)

           Under the Securities Exchange Act of 1934




                          JLM COUTURE, INC.
                         (Name of Issuer)


                          Common Stock
                 (Title of Class of Securities)


                            477427207
                         (Cusip Number)


                   Joseph L. Murphy, President
                        JLM Couture, Inc.
                       225 West 37th Street
                       New York, NY  10018
                          (212) 921-7058
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         August 14, 2001
          (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on
          Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].






CUSIP No.      46621E101

          (1)  Names of Reporting Persons

               Joseph L. Murphy

               I.R.S. Identification Nos. of Above Persons
               (Entities Only)



          (2)  Check the Appropriate Box if a Member of a Group
               (See Instructions)

               (a) [     ]
               (b) [     ]

          (3)  SEC Use Only

          (4)  Source of Funds (See Instructions) OO

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          (6)  Citizenship or Place of Organization  USA

   Number of Shares Beneficially Owned by Each Reporting
   Person With-

      (7)  Sole Voting Power         964,858(1)(2)

      (8)  Shared Voting Power        68,740(3)

       (9)  Sole Dispositive Power    964,858(1)(2)

      (10) Shared Dispositive Power   68,740(3)

     (11)  Aggregate Amount Beneficially Owned by Each Repor-
                    ting Person      1,033,598(1)(2)(3)

    (12)  Check if the Aggregate Amount in Row (11) Excludes
                    Certain Shares (See Instructions)
    (13)  Percent of Class Represented by Amount in Row (11)
                        48.51%
     (14)  Type of Reporting Person (See Instructions) IN

  footnotes-
(1) Includes options to purchase an aggregate of 300,000 shares of Common Stock of the Issuer (the "Shares") which are presently exercisable.
(2) Includes 2,894 Shares owned by JM Enterprises of which Mr. Murphy is the sole shareholder.
(3) Includes 68,740 Shares owned by New Harvest Capital Corporation of which Mr. Murphy is a controlling shareholder.











Item 1.   Security and Issuer.

          The securities to which this statement relates is:
          Common Stock, par value $.0002 (the "Common Stock").

          The name and address of the issuer of the securities is:
          JLM Couture, Inc., 225 West 37th Street, New York, NY
          10018 (the "Company").

Item 2.   Identity and Background.

          (a)  Joseph L. Murphy

          (b)  225 West 37th Street, New York, NY 10018

          (c)  President of JLM Couture, Inc.

          (d)  No

          (e)  No

          (f)  USA

Item 3.   Source and Amount of Funds or Other Consideration.

          On August 14, 2001, the Company awarded 200,000 shares of Common Stock to Mr. Murphy pursuant to Amendment No. 1 to the Employment Agreement between the Company and Mr.
          Murphy dated August 14, 2001.

Item 4.   Purpose of Transaction.

          The purpose of the transaction was to compensate Mr.
          Murphy for services rendered and to be rendered on behalf of the Company. Items 4 (b)-(j) are not applicable.




Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number of shares of Common Stock of the Issuer (the Shares") beneficially owned by Mr. Murphy is 1,033,598 or 48.51% of the outstanding shares of Common Stock of the Issuer. Included in this are (i) options to purchase an aggregate of 300,000 Shares which are presently exercisable;
               (ii) 2,894 Shares owned by JM Enterprises of which Mr. Murphy is the sole shareholder; and
               (iii) 68,740 Shares owned by New Harvest Capital Corporation of which Mr. Murphy is a controlling shareholder.

          (b) Mr. Murphy holds sole voting and dispositive power of 964,858 the Shares set forth in Item 5(a) and shared voting power as to an additional 68,740 shares of Common Stock.

          (c)  None.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.


Exhibit No.

10        Amendment No. 1 to the Employment Agreement between JLM
          Couture, Inc. and Mr. Murphy dated August 14, 2001.

                           SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: October 31, 2001     By:/s/Joseph L. Murphy
                                      Joseph L. Murphy, President